

March 29, 2013

Jonathan H. Short, Esq.
Andrew J. Surdykowski, Esq.
IntercontinentalExchange, Inc.
2100 RiverEdge Parkway
Suite 500
Atlanta, GA 30328

> **Re: IntercontinentalExchange Group, Inc.**
> **Registration Statement on Form S-4**
> **Filed March 20, 2013**
> **File No. 333-187402**

Dear Messrs. Short and Surdykowski:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4

Q: What are ICE Stockholders being asked to vote on and why is this approval necessary? page 4

1.   In part (2), please briefly describe the five separate proposals upon which ICE shareholders are being asked to vote. Please make similar revisions to the related disclosure on page 57.

The Clearing Services Agreement, page 128

2.   Please summarize and material fee information in this section or advise.

ICE Unaudited Prospective Financial Information, page 115

3.   The last sentence of the first paragraph does not appear consistent with the duty to update a Securities Act registration statement during the registered offering. Please revise or advise.

Unaudited Pro Forma Condensed Combined Financial Statements, page 166

4.   We note your pro forma cash balance is $768.4M. Based upon disclosure within the respective companies' Form 10K, is appears that $671.5M of the $768.4M of pro forma cash is in non-US subsidiaries. In Exhibit 99.1 of the ICE Form 8-K submitted on December 20, 2012, ICE discloses that they expect to pay $300 million in annual dividends beginning after the close of the merger. On page 177 of this filing, you disclose that you will pay down your credit facility during the first half of 2013. Please tell us the amount that you expect to repay during the first half of 2013. Further, please tell us and disclose in your filing if you expect to repatriate undistributed earnings of foreign subsidiaries to fund the cash portion of the purchase price, to pay dividends or to pay down your credit facility. In light of your cash balances, please tell us how management was able to arrive at the conclusion that they will or will not need to repatriate undistributed earnings.

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements, page 170

2. Pro Forma Adjustments, page 174

5.   We note your response to our prior comment 26 and your adjustments j and r. Please tell us if the $130.5 million includes any transaction costs that are not investment banker fees or that are not based on estimates received from third party service providers. If so, such estimated costs do not appear to be factually supportable and should be removed from the related pro forma adjustments. You may disclose these costs in a footnote.

6.   We note your response to our prior comment 27 and your adjustment m. Please revise your filing to disclose how management determined the estimated remaining useful life for these intangible assets.

Part II

Exhibits 8.1 and 8.2

7.   We note that counsel for ICE and NYSE have elected to provide short-form tax opinions in accordance with Item 601(b)(8) of Regulation S-K. However, it does not appear that counsels' opinions are affirmatively stated in the disclosure; rather the delivery of the opinions appears to be a waivable condition to closing. Please direct counsel to either provide long-form Exhibit 8 opinions, provide short-form opinions and affirmatively disclose the opinions in the prospectus, or confirm to

us that delivery of appropriate tax opinions at closing is a non-waivable condition and that you will file the opinions in a post-effective amendment or a Form 8-K that is incorporated by reference into the registration statement before closing. Refer to Staff Legal Bulletin No. 19.

NYSE Euronext Form 10-K for the year ended December 31, 2012

Regulatory Auditor, page 14

8.   We note your disclosure about "certain weaknesses" identified in your regulatory audit. Please include related risk factor disclosure or advise us as to why you believe this is not necessary.

Financial Statements, 59

Notes to Consolidated Financial Statements, page 66

Note 2 – Significant Accounting Policies, page 66

Basis of Presentation, page 66

9.   It does not appear that you have revised the December 31, 2011 Consolidated Statement of Financial Condition to reflect the classification of deferred taxes by jurisdiction on a net basis. Please tell us how you determined the error was not material to the December 31, 2011 Consolidated Statement of Financial Condition. Your response should quantify the error.

Note 3 – Strategic Investments and Divestitures, page 69

NYSE Amex Options, page 69

10.   Please tell us how you determined it was appropriate to consolidate NYSE Amex Options. Your response should quantify your ownership interest. Please reference the authoritative accounting literature management relied upon.

Note 9 – Stock-Based Compensation, page 78

11.   Please tell us how you complied with paragraph 2.d.2 of ASC 718-10-50, or tell us how you determined it was not necessary to disclose the share-based liability paid during 2012, 2011 and 2010.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jennifer Monick at (202) 551-3295 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Angela McHale at (202) 551-3402 with any other questions. If you require further assistance you may contact me at (202) 551-3852.

Sincerely,

/s/ Michael McTiernan

Michael McTiernan
Assistant Director

cc: John Evangelakos
        Sullivan & Cromwell LLP

        David Karp
        Wachtell, Lipton, Rosen & Katz